April 16, 2025

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome, Andrew Blume, Patrick Fullem and Jay Ingram

Re:	AIRO Group Holdings, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-285149)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby withdraw our request, dated April 14, 2025, that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:00 p.m. Eastern time, on April 16, 2025, or as soon thereafter as possible.

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Very truly yours,

As Representative of the several Underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Beau Bohm
Name:	Beau Bohm
Title:	Managing Director, Co-Head of ECM